Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT UNDER NATIONAL INSTRUMENT 51-102

Item 1.	Reporting Issuer:

Richmont Mines Inc. (the « Corporation ») 161, avenue Principale Rouyn-Noranda (Québec) J9X 4P6

Item 2.	Date of Material Change:

July 2, 2014

Item 3.	Press Release:

A press release with respect to the material change referred to this report was issued by the Corporation on July 2, 2014 through the facilities of Marketwire and filed on the System for Electronic Document Analysis and Retrieval (« SEDAR »).

Item 4.	Summary of Material Change:

The Corporation announces that Mr. Paul Carmel, Richmont's President and Chief Executive Officer, has been relieved of his duties with the Corporation effective immediately. Ms. Elaine Ellingham has been appointed interim President and CEO.

Item 5.	Full Description of Material Change:

Please see the attached press release.

Item 6.	Reliance on Section 7.1(2) or (3) of National Instrument 51-102:

This report is not being filed on a confidential basis.

Item 7.	Omitted Information:

No information has been omitted under this material change report.

Item 8.	Executive Officer:

Mélissa Tardif
Lawyer and Corporate Secretary
Tel.: 819 797-2435 ext. 228
Fax: 819 797-0166
E-mail: mtardif@richmont-mines.com

Item 9.	Date of Report:

July 3, 2014

PRESS RELEASE
Richmont Mines Inc., 1501 McGill College Avenue, Suite 2920, Montreal, QC H3A 3M8 Canada

IMMEDIATE RELEASE

RICHMONT MINES ANNOUNCES DEPARTURE OF CEO AND APPOINTMENT OF INTERIM CEO

MONTREAL, Quebec, Canada, July 2, 2014 - Richmont Mines Inc. (TSX - NYSE MKT: RIC), (“Richmont” or the “Corporation”), announces that Mr. Paul Carmel, Richmont’s President and Chief Executive Officer, has been relieved of his duties with the Corporation effective immediately. Ms. Elaine Ellingham has been appointed interim President and CEO.

The Board expresses its appreciation to Mr. Carmel for his service to the Corporation over the past two years and wishes him success in his future endeavours.

Ms. Ellingham, the interim President and CEO, has served on Richmont’s Board of Directors for the past four years and is a mining executive and a professional geologist with over 25 years’ experience in the mining industry. She has held senior positions at a number of mining companies as well as at the Toronto Stock Exchange. Ms. Ellingham said “I look forward to working closely with our management team, to further optimize and develop our mining operations in Ontario and Quebec. We remain focused on developing our cornerstone asset, Island Gold Deep, a million ounce gold resource recently accessed by development ramp beneath our Island Gold Mine in Ontario. Richmont’s management team and Board of Directors have the depth of operating experience to ensure continuity of our mining operations during this transition.”

The Corporation will commence a search for a new President and Chief Executive Officer.

About Richmont Mines Inc.
Richmont Mines has produced over 1,400,000 ounces of gold from its operations in Quebec, Ontario and Newfoundland since beginning production in 1991. The Corporation currently produces gold from the Island Gold Mine in Ontario, and the Beaufor Mine, Monique Mine and the W Zone Mine in Quebec. The Corporation is also advancing the Island Gold Deep project beneath the Island Gold Mine in Ontario. With over 20 years of experience in gold production, exploration and development, and prudent financial management, the Corporation is well-positioned to cost-effectively build its Canadian reserve base and to successfully enter its next phase of growth. Richmont routinely posts news and other important information on its website (www.richmont-mines.com).

Forward-Looking Statements
This news release contains forward-looking statements that include risks and uncertainties. When used in this news release, the words "estimate", "project", "anticipate", "expect", "intend", "believe", "hope", "may" and similar expressions, as well as "will", "shall" and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on current expectations and apply only as of the date on which they were made. Except as may be required by law, the Corporation undertakes no obligation and disclaims any responsibility to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-United States exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenue and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be set out in Richmont Mines’ Annual Information Form, Annual Reports and periodic reports. The forward-looking information contained herein is made as of the date of this news release, and the Corporation undertakes no obligation to publicly update such forward-looking information to reflect new information, subsequent or otherwise, unless required by applicable securities laws.

For more information, please contact:
Jennifer Aitken, Investor Relations
RICHMONT MINES INC.
Phone: 514 397-1410 ext. 101
E-mail: jaitken@richmont-mines.com

Ticker symbol: RIC
Listings: TSX – NYSE MKT
Web Site: www.richmont-mines.com
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